SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 6, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-held Company

Corporate Taxpayer ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

SUBSCRIBED AND PAID-IN CAPITAL:  R$6,203,688,565.23

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The Shareholders of Companhia de Saneamento Básico do Estado de São Paulo - Sabesp are hereby summoned by the majority of the acting members of the Board of Directors, pursuant to Article 5, paragraph 1, of the Bylaws, to take part in the Annual and Extraordinary General Meetings, to be held on April 28, 2011, at 3:00 p.m., in the Company’s headquarters at Rua Costa Carvalho nº 300, in the city of São Paulo, to discuss the following matters:

ANNUAL GENERAL MEETING

I.

Analyze the Management’s Accounts and Financial Statements supported by the Fiscal Council’s and External Auditor’s Reports related to the fiscal year of 2010, in conformity with the Management Report, Balance Sheet and the corresponding Notes to the Financial Statements.

II.	Resolve on the allocation of net income for the 2010 fiscal year.

III.	Change the newspaper, from Folha de São Paulo to Valor Econômico, on which Sabesp’s financial statements and corporate acts are published.

IV.	Elect the members of the Board of Directors and the sitting and deputy members of the Fiscal Council, and fix the compensation.

EXTRAORDINARY GENERAL MEETING

I

Amendment to the Bylaws to alter Article 15, new wording for items VII and VIII: new wording for item I of paragraph 2; inclusion of items VIII and IX of paragraph 3; new wording for item IV of paragraph 5; inclusion of Chapter XIII – Committee of Regulatory Affairs and Article 38, paragraphs: 1, 2, 3 and 4; inclusion of Article 39; renumbering of Chapter XIV Article 40, Chapter XV Articles 41, 42, 43, 44, 45, Chapter XVI Article 46, Chapter XVII Articles 47, 48, and inclusion of Articles 49 and 50.

Proof of shareholder condition may take place at any time before the opening of the annual and extraordinary general meetings, through presentation of identification, proof of ownership and number of shares held from the depositary financial institution and, in the case of proxy representation, the applicable proxy instrument notarized and granted within the last year.

Pursuant to CVM Instruction 282 of June 26, 1998, the minimum percentage of the company’s voting capital required to request multiple votes is 5% (five per cent).

The documents related to the matters to be discussed in the Annual and Extraordinary General Meetings will be at the shareholders’ disposal at the Company’s headquarters and electronically, on CVM’s web site on the World Wide Web, in the format and for the time period defined by CVM Instruction 481/2009.

São Paulo, March 29, 2011.

BOARD OF DIRECTORS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 6, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.